UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 9, 2020

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

Effective October 12, 2020, Generation Income Properties, Inc. (the “Company”) amended its Articles Incorporation (the “Certificate of Amendment”) to effect a 1-for-4 reverse stock split (the “Reverse Stock Split”) of the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), effective on October 12, 2020.   The Reverse Stock Split will not change the total number of shares of Common Stock or preferred stock authorized for issuance by the Company.  No fractional shares will be issued as a result of the Reverse Stock Split.  Any holders of Common Stock who would otherwise be entitled to a fractional share will have such share rounded up to the next whole share.

Trading of the Company’s common stock on the OTCQB Venture Market will continue under the symbol “GIPR.” The new CUSIP number for the Company’s common stock following the reverse stock split will be 37149D 204.  Equitable adjustments will be made with respect to any outstanding warrants that are linked to shares of Common Stock as a result of the Reverse Stock Split.

Item 10.	Exhibits

Number	Description of Exhibit

2.1	Articles of Amendment

15.1	Press Release dated October 09, 2020

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: October 9, 2020	By:	/s/ Richard Russell
Richard Russell
Chief Financial Officer